UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

___________________

Date of Report: May 28, 2019

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant's name into English)

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08 Bermuda

(Address of principal executive office)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2019 Annual Meeting of Shareholders on May 28, 2019. The following persons were elected Class III Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Mr. Brian Dunne	19,954,939	6,523,945	0	0
Mr. Curtis Mc Williams	25,444,928	1,033,956	0	0

The other members of the board of directors of the Company are: Class II Directors Anthony Gurnee and Helen Tveitan de Jong (terms expiring at the 2021 Annual Shareholder Meeting) and Class I Directors Peter Swift and Mats Berglund (terms expiring at the 2020 Annual Shareholder Meeting).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3D (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213343) FILED WITH THE SEC ON AUGUST 26, 2016;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-213344) FILED WITH THE SEC ON AUGUST 26, 2016; AND
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-227129) FILED WITH THE SEC ON AUGUST 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019	ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director
Principal Executive Officer